

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 6, 2018

Via E-mail
Juan Jose Chacon Quiros
Chief Executive Officer
Establishment Labs Holdings Inc.
Building B15 and 25
Coyol Free Zone
Alajuela, Costa Rica

> **Re:** **Establishment Labs Holdings Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 10, 2018**
> **CIK No. 0001688757**

Dear Mr. Chacon Quiros:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business Overview, page 1

1.  Where you choose to highlight your post-market surveillance data, ensure your disclosure indicates this data is not in relation to an FDA PMA. Also, clarify what "prospective post-market surveillance," as disclosed on page 3, entails and how it is different from the trial disclosed in the last two paragraphs on page 4.

2.      When you compare your post-surveillance data with your competitors' data, revise to briefly describe the differences between the requirements in your competitors' cited FDA PMA studies and the studies conducted regarding your products.

Traditional Breast Implants and Their Limitations, page 2

3.      Revise your disclosure at the top of page 3 to disclose when your competitors' data was released and the periods covered by that data.  Also, tell us whether there is more current data available; if so, provide us your analysis of whether that more current data should be disclosed.

Third-Party Retrospective Data, page 4

4.      Tell us whether you commissioned this study for use in connection with this registration statement.  If so, please file the consent of the study's authors. Refer to Rule 436(a) of the Securities Act of 1933.  Also, given exhibit 10.20, tell us about any material relationship between you and the study's author.  If there is a material relationship, revise your disclosure to discuss this relationship.

Motiva Implants, page 5

5.      We note the disclosure in the first bullet point on page 6 regarding RFID technology and your MotivaImagine app.  Revise to clarify the functionality of the disclosed app and ensure that this reconciles with your disclosure on page 78 suggesting that personal information is not associated with the RFID system.  Also, provide us your analysis of whether this system exposes you to any material risks posed by cybersecurity issues or patient data privacy concerns.

Implications of Being an Emerging Growth Company, page 8

6.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We may need additional funds to support our operations . . ., page 29

7.      Tell us whether the debt under which you are in default could trigger a cross-default provision under any of your other agreements or notes.  Also, ensure you update your disclosure regarding forbearance and disclose any impacts a lack of forbearance would have on your ability to execute your planned business operations.

TrueMonobloc, page 78

8.      Revise to clarify whether the "instruments and special devices" associated with your
        Minimally Invasive Natural Technique and currently in prototype must be fully
        developed and cleared before sales can commence.  Also clarify whether surgeries to
        implant your product currently involve industry standard incision sizes.

10-Year Prospective Trial: 3- and 6-year Data, page 82

9.      Tell us whether the participating doctors, who appear to be related to your CEO, received
        any compensation or any other benefit for their participation in this trial, and, if so,
        whether Regulation S-K Item 404 requires disclosure of their interest in the trial.

Exhibits

10.     Please file complete copies of all exhibits.  For example, we note missing exhibits and
        schedules from exhibits 10.5, 10.6, 10.7, 14, 10.15 and 10.16.

        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and
related matters.  Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with
any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc:     Elton Satusky, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.